FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 2 April 2015
EXHIBIT INDEX

EXHIBIT NUMBER                 EXHIBIT DESCRIPTION
99                                                Notice to London Stock Exchange dated 2 April 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 3 March 2015 entitled ' Director/PDMR Shareholding - replacement
Exhibit 2:	Stock Exchange announcement dated 3 March 2015 entitled ' Unilever Board Changes
Exhibit 3:	Stock Exchange announcement dated 6 March 2015 entitled ' Annual Financial Report
Exhibit 4:	Stock Exchange announcement dated 6 March 2015 entitled ' Notification of a Change to the Boards
Exhibit 5:	Stock Exchange announcement dated 10 March 2015 entitled ' Director/PDMR Shareholding
Exhibit 6:	Stock Exchange announcement dated 13 March 2015 entitled ' Director/PDMR Shareholding
Exhibit 7:	Stock Exchange announcement dated 23 March 2015 entitled ' Director/PDMR Shareholding

Exhibit 1:

Director/PDMR Shareholding - replacement

On 17 February 2015 we announced (RNS number 1602F entitled 'Director/PDMR Shareholding') the number of Unilever PLC Ordinary shares of 3 1/9p each awarded on 13 February 2015 with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007 for Messrs Paul Polman (Director) and Jean-Marc Huët (Director).

The awards that we announced were based upon a salary increase for both Paul Polman and Jean-Marc Huët for 2015 that had been recommended by the Compensation Committee and approved by the Board. However, after the announcement date both Paul Polman and Jean-Marc Huët turned down their respective salary increase. The Board noted and approved these decisions of Paul Polman and Jean-Marc Huët on 3 March 2015.

For Mr P Polman (Director), the award under the Global Share Incentive Plan 2007 granted on 13 February 2015 of 38,322 has therefore been recalculated to an award of 36,497.

For Mr JMr R J-M S Huët (Director), the award under the Global Share Incentive Plan 2007 granted on 13 February 2015 of 23,140 has therefore been recalculated to an award of 22,576.

These two amendments are identified below with an asterisk. All other details within the original announcement (RNS number 1602F) remain unchanged.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 16 February 2015 that on 13 February 2015 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America Omnibus Equity Compensation Plan and the
Unilever Management Co-Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £27.89 on 13 February 2015.

Unilever Global Share Incentive Plan 2007 (GSIP)

Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Baillie (PDMR)	4,690

Mr D Blanchard (PDMR)	4,690

Mr K Havelock (PDMR)	4,690

Mr R J-M S Huët (Director)	22,576 *

Mr P G J M Polman (Director)	36,497 *

Mr N Paranjpe (PDMR)	7,035

Mr A de Saint-Affrique (PDMR)	3,518

Mr P-L Sigismondi (PDMR)	5,863

Ms R Sotamaa (PDMR)	4,690

Mr K F Weed (PDMR)	4,690

Mr J Zijderveld (PDMR)	4,690

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan (MCIP)

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Blanchard (PDMR)	1,960	1,960

Mr K Havelock (PDMR)	1,781	1,781

Mr R J-M S Huët (Director)	2,839	2,839

Mr N Paranjpe (PDMR)	1,821	1,821

Ms R Sotamaa (PDMR)	1,781	1,781

Mr K F Weed (PDMR)	4,752	4,752

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR)	5,863

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

Unilever PLC was notified on 16 February 2015 that on 13 February 2015 the following awards pursuant to the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co Investment Plan (MCIP) under the
Unilever North America Omnibus Equity Compensation Plan were granted based on the New York Stock Exchange closing price of $43.03 on 13 February 2015.

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	7,033

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	1,247	1,247

The above transactions were carried out in the USA.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
LOUISE PHILLIPS - +44(0)207 822 6127

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

3 March 2015

Exhibit 2:
Unilever N.V. and PLC
Annual General Meetings re-elections and
Notification of Changes to the Boards

Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever N.V. on 29 April 2015 and the Annual General Meeting of Unilever PLC on 30 April 2015 (the 2015 AGMs): Laura Cha, Louise Fresco, Ann Fudge, Jean-Marc Huët, Mary Ma, Hixonia Nyasulu, Paul Polman, John Rishton, Feike Sijbesma and Michael Treschow.

Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh will not be offering themselves for re-election at the 2015 AGMs.
Michael Treschow, Chairman of Unilever, said:
"I would like to thank Byron, Sir Malcolm, Kees and Paul for their contributions as Unilever Non-Executive Directors. They have each brought invaluable experience to the Unilever Boards and been a great source of advice and guidance for the business.

When Kees was chair of the Audit Committee he made a huge contribution to both the transformation of that Committee and of Unilever itself. Since 2011 Kees has served as Vice-Chairman and Senior Independent Director playing a key role in developing our long term business model and I would like to thank him for his support in that role.

Byron has been a long term member of the Audit Committee and has, since 2011, expertly chaired that Committee. During a time of much regulatory change he helped to navigate the standards towards more integrated reporting and leadership in corporate governance.

Sir Malcolm has been a valuable member of the Unilever Boards and has played an active role in both the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee.
Paul has contributed greatly over the last few years as chair of the Compensation Committee, putting leading practices in place in our overall remuneration framework which has helped Unilever to further strengthen its performance culture.

They leave with the best wishes of us all."

If re-elected as a Director at the 2015 AGMs, Ann Fudge will become the Vice-Chairman and Senior Independent Director and Chairman of the Compensation Committee, John Rishton will become Chairman of the Audit Committee and Feike Sijbesma will become Chairman of the Nominating and Corporate Governance Committee. Louise Fresco will continue as Chairman of the Corporate Responsibility Committee.

It is proposed that Dr. Judith Hartmann and Mr. Nils Smedegaard Andersen join the Boards as Non-Executive Directors. They will be proposed for election to the Boards at the 2015 AGMs.
Dr. Hartmann has been appointed Chief Financial Officer of GDF SUEZ with effect from 16 March 2015. She has been Chief Financial Officer and a member of the executive board of the international media and services corporation Bertelsmann SE & Co. KGaA since 2012. Prior to that, she had been at General Electric since 2000, where she had a number of CFO roles in Europe, USA and Latin America, the last of which was CFO GE Germany. Dr. Hartmann has also been a Non-Executive Director of RTL Group and of Penguin Random House since 2013.

Mr. Andersen has been Group Chief Executive Officer at A.P. Moller - Maersk A/S since 2007. Prior to that he was Executive Vice-President (1999-2001) and President, Chief Executive Officer (2001-2007) at Carlsberg Breweries. He is Chairman of Dansk Supermarked Group, Vice-Chairman of the ERT European Round Table of Industrialists, a Director of Inditex and a member of the Committee on Business Policies, Confederation of Danish Industry.

Michael Treschow, Chairman of Unilever, said: "I am very pleased that Judith and Nils have agreed to be proposed to join the Boards. They are both distinguished in their fields and will further strengthen the financial and industry expertise of the Boards, which will add considerably to the business."

3 March 2015

Biographies:
Dr. Judith Hartmann
Nationality: Austrian. Born: 1969
Dr. Hartmann joined GDF SUEZ as a special adviser to the CEO and Chairman in February 2015, and will become Chief Financial Officer of GDF SUEZ on 16 March 2015. She has been Chief Financial Officer of the international media and services corporation Bertelsmann SE & Co. KGaA since 2012. Prior to that, she had been at General Electric since 2000, where she had a number of CFO roles including CFO Global Service, GE Healthcare Clinical Systems, CFO GE Water Europe, Middle East & Africa, CFO GE Healthcare Latin America and CFO GE Germany. Her earlier career included financial positions in The Walt Disney Company and Transport Canada. Dr. Hartmann has also been a Non-Executive Director of RTL Group and of Penguin Random House since 2013.

Mr Nils Smedegaard Andersen
Nationality: Danish. Born: 1958
Mr. Andersen has been Group Chief Executive Officer of A.P. Moller - Maersk A/S since 2007. He was Executive Vice President of Carlsberg A/S and Carlsberg Breweries A/S from 1999-2001, becoming President, Chief Executive Officer from 2001-2007. He has previously worked for de Danske Sukkerfabrikker, Tuborg International, Union Cervecera, Hannen Brauerei and Hero Group. Mr. Andersen is currently Chairman of Dansk Supermarked Group, Vice-Chairman of the ERT European Round Table of Industrialists, a member of the Board of Directors of Inditex, Spain, and a member of the Committee on Business Policies, Confederation of Danish Industry.

Exhibit 3:
Unilever PLC ("Unilever")

2014 Annual Financial Report Announcement

6 March 2015

Unilever announces that as from today the following documents are available on its website
www.unilever.com/investorrelations:

Unilever Annual Report and Accounts 2014
(Comprising the Strategic Report and the Governance and Financial Report).

Unilever Annual Report on Form 20-F 2014

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2014 Full Year and Fourth Quarter Results for the year ended 31 December 2014, which were announced on 20 January 2015, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION
Principal Risk Factors

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever's business and performance at this time. There may be other risks that could emerge in the future. We have also commented below on certain mitigating actions that we believe help us to manage these risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

Description of Risk	What we are doing to manage the risk
BRAND PREFERENCE
As a branded goods business, Unilever's success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever's ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever's sales or margins could be materially adversely affected.

We continuously monitor external market trends and collate consumer, customer and shopper insight in order to develop category and brand strategies.

Our strategy focuses on investing in markets and segments which we identify as attractive because we have already built, or are confident that we can build, competitive advantage.

Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products.

Our innovation management process deploys tools, technologies and resources to convert category strategies into projects and category plans, develop products and relevant brand communication and successfully roll out new products to our consumers.

PORTFOLIO MANAGEMENT
Unilever's strategic investment choices will affect the long-term growth and profits of our business.

Unilever's growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

Our Compass strategy and our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever.

Our acquisition activity is driven by our portfolio strategy with a clear, defined evaluation process.

SUSTAINABILITY
The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever's Vision to double the size of our business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever's activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever's growth and profit potential and damage our corporate reputation.

The Unilever Sustainable Living Plan sets clear long-term commitments to improve health and well-being, reduce environmental impact and enhance livelihoods. Underpinning these are targets in areas such as hygiene, nutrition, sustainable sourcing, fairness in the workplace, opportunities for women and inclusive business as well as greenhouse gas emissions, water and waste. These targets and more sustainable ways of operating are being integrated into Unilever's day-to-day business.

Progress towards the Unilever Sustainable Living Plan is monitored by the Unilever Leadership Executive and the Boards. The Unilever Sustainable Living Plan Council, comprising six external specialists in sustainability, guides and critiques the development of our strategy.

CUSTOMER RELATIONSHIPS
Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our customers is necessary for our brands to be well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and secure favourable trade terms. Unilever may not be able to maintain strong relationships with customers and failure to do so could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many developing countries.

We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress.

We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve cu

TALENT
A skilled workforce is essential for the continued success of our business.

Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Resource committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, developing career paths and identifying the key talent and leaders of the future.

We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies.

We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining talent within Unilever.

SUPPLY CHAIN
Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

These contingency plans also extend to an ability to intervene directly to support a key supplier should it for any reason find itself in difficulty or be at risk of negatively affecting a Unilever product.

We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents or crises including business continuity and disaster recovery.

Commodity price risk is actively managed through forward buying of traded commodities and other hedging mechanisms. Trends are monitored and modelled regularly and integrated into our forecasting process.

SAFE AND HIGH QUALITY PRODUCTS
The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually, and regularly monitored through performance indicators that drive continuous improvement activities. Our key suppliers are externally certified and the quality of material received is regularly monitored to ensure that it meets the rigorous quality standards that our products demand.

In the event of an incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected markets under the direction of our product quality, science, and communications experts, to ensure timely and effective market place action.

SYSTEMS AND INFORMATION
Unilever's operations are increasingly dependent on IT systems and the management of information.

We interact electronically with customers, suppliers and consumers in ways which place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever's information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever's business and/or leads to loss of assets.

Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real time back-up operations should they ever be required.

We maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls.

We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements.

We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies.

BUSINESS TRANSFORMATION
Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

All acquisitions, disposals and global restructuring projects are sponsored by a member of the Unilever Leadership Executive. Regular progress updates are provided to the Unilever Leadership Executive.

Sound project disciplines are used in all merger, acquisitions, restructuring and outsourcing projects and these projects are resourced by dedicated and appropriately qualified personnel. The performance of third party outsourced providers is kept under constant review, with potential disruption limited to the time and cost required to install alternative providers.

Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption.

EXTERNAL ECONOMIC AND POLITICAL RISKS AND NATURAL DISASTERS
Unilever operates across the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.

Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.

Government actions such as fiscal stimulus, changes to taxation and price controls can impact on the growth and profitability of our local operations.

Social and political upheavals and natural disasters can disrupt sales and operations.

In 2014, more than half of Unilever's turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

The breadth of Unilever's portfolio and our geographic reach help to mitigate our exposure to any particular localised risk to an extent. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers' and customers' changing needs during economic downturns.

We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities.

We have continuity planning designed to deal with crisis management in the event of political and social events and natural disasters.

We believe that many years of exposure to emerging markets have given us experience operating and developing our business successfully during periods of economic, political or social change.

TREASURY AND PENSIONS
Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

Changes to the relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever's credit rating, impair investor confidence and also restrict Unilever's ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

Currency exposures are managed within prescribed limits and by the use of forward foreign exchange contracts. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We also hedge some of our exposures through the use of foreign currency borrowing or forward exchange contracts.

Our interest rate management approach aims to achieve an optimal balance between fixed and floating rate interest exposures on expected net debt.

We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have high committed credit facilities for general corporate purposes.

Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis.

We regularly assess and monitor counter-party risk in our customers and take appropriate action to manage our exposures.
Our pension investment standards require us to invest across a range of equities, bonds, property, alternative assets and cash such that the failure of any single investment will not have a material impact on the overall value of assets.

The majority of our assets, including those held in our 'pooled' investment vehicle, Univest, are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

Further information on financial instruments and capital and treasury risk management is included in note 16 on pages 114 to 119.

ETHICAL
Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever's brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever's corporate reputation and business results.

Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us.

Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the Unilever Leadership Executive and by relevant Board committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives.

LEGAL, REGULATORY
Compliance with laws and regulations is an essential part of Unilever's business operations.

Unilever is subject to local, regional and global laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposure.

Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles.

Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

We have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2014	€ million 2013
Trading and other balances due from joint ventures	105	130
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €106 million and €51 million in 2014 (2013: €92 million and €51 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €46 million and €54 million in 2014 (2013: €43 million and €52 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2014 were €112 million and €(6) million (2013: €117 million and €(4) million) respectively.

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Langholm Capital II was launched in 2009. Unilever has invested €35 million in Langholm II, with an outstanding commitment at the end of 2014 of €40 million (2013: €42 million).

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

· The Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's performance, business model and strategy;
· The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and UK accounting standards (in the case of the PLC parent company accounts) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
· The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Name	Function
Michael Treschow Kees Storm Paul Polman Jean-Marc Huët Laura Cha Louise Fresco Ann Fudge Byron Grote Mary Ma Hixonia Nyasulu Sir Malcolm Rifkind John Rishton Feike Sijbesma Paul Walsh
Chairman
Vice-Chairman and Senior Independent Director
Chief Executive Officer
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

6 March 2015

Exhibit 4:
Unilever N.V. and Unilever PLC Announcement

Notification of a Change to the Boards

Unilever today announced that in addition to the candidates proposed for election to the Boards at the 2015 AGMs announced on 3 March 2015, it is proposed that Mr Vittorio Colao also join the Boards as a Non-Executive Director. He will be proposed for election to the Boards at the Unilever N.V. AGM to be held on 29 April 2015 and the Unilever PLC AGM to be held on 30 April 2015 on the basis that, if elected, his appointment will take effect on 1 July 2015.

Mr Colao has been a member of the Vodafone Board since 2006, and Chief Executive since 2008. He sits on the International Advisory Board of Bocconi University, Italy, on the Dean's Advisory Board of the Harvard Business School and is a Vice Chairman of the European Round Table of Industrialists.

Michael Treschow, Chairman of Unilever, said: "I am very pleased that Vittorio has agreed to be proposed to join the Boards. With his deep understanding of digital, track-record as an experienced CEO and solid international experience he will strengthen the expertise of the Boards and, I am sure, add considerably to the business."

6 March 2015

Biography:
Mr Vittorio Colao
Nationality: Italian. Born: 1961
Mr Colao has been a member of the Vodafone Board since 2006, and Chief Executive since 2008. He joined Omnitel Pronto Italia in 1996, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was appointed regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004 Mr Colao left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone as CEO, Europe and Deputy Chief Executive in 2006. Mr Colao sits on the International Advisory Board of Bocconi University, Italy, the Dean's Advisory Board of Harvard Business School and is a Vice-Chairman of the European Round Table of Industrialists.

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 March 2015 of the following transaction which took place on 9 March 2015:

Mr P L Sigismondi (PDMR) - purchase of 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2833p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

10 March 2015

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 12 March 2015 that on 11 March 2015 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £28.23 or the New York Stock Exchange closing price of $42.08 (as appropriate) on 11 March 2015.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 278 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 203 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 260 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 776 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 216 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 123 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,155 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 230 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 315 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) - 211 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 230 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 257 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 91 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) - 96 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 99 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 121 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 57 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 17 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) - 397 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 77 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 113 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 21 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 159 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 135 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) - 73 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 79 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) - 14 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 314 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) - 18 Ordinary 3 1/9 pence shares
Mr J Zijderveld (PDMR) - 110 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 298 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 107 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 39 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) - 173 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 88 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) - 100 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,893 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 752 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 241 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 409 Ordinary 3 1/9 pence shares

The above transaction was carried out in the UK

Unilever PLC Share Incentive Plan (ShareBuy)

Dividends earned on shares purchased under the Share Incentive Plan (ShareBuy):

Mr P L Sigismondi (PDMR) - purchase of 1 Unilever PLC Ordinary 3 1/9 pence share at a price of 2827p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

13 March 2015

Exhibit 7:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 20 March 2015 of the following transaction which took place on 20 March 2015:

Mr D Baillie (PDMR) transferred 45,000 Unilever PLC Ordinary 3 1/9 pence shares to his connected person
Mrs Y Baillie.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

23 March 2015

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.